Mail Stop -4561

January 23, 2007

Joseph S. Schwertz
Corporate Secretary
Whitney Holding Corporation
228 St. Charles Avenue, Room 626
New Orleans, Louisiana 70130

RE: Whitney Holding Corporation
    Form S-4, amendment number 1
    Filed on January 8, 2007
    File Number 333-138997

Dear Mr. Schwertz:

        We have limited our review of the above referenced filing to only the filing, and not to the documents incorporated by reference. The accounting staff has not reviewed any of the financial information in this document nor any of the documents incorporate by reference. We have the following comments below. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your response to our prior comment number 5. We note that *equivalent* information and Item 3(f) are not referenced in any of the materials to which you point, and the information requested in Item 3(f) is somewhat different from the

information in Item 17. We continue to believe that you should revise the filing to provide the information required by Item 3(f).

Background of the Merger, page 17

2. We note your cover letter response to our prior comment number 26 and the revised text on page 19. It remains unclear to us why the company only obtained one bid in each case, and why the other three institutions that management believed might be interested were not contacted. Please revise the filing to briefly explain management's reasoning for not obtaining any competing offers.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: Randolph A. Moore III
        Fax number 404-253-8340